Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2

Item 2	Date of Material Change

August 10, 2011

Item 3	News Release

The news release dated August 10, 2011 was disseminated through Marketwire’s Combined Canadian Timely Disclosure Network.

Item 4	Summary of Material Change

Silver Standard Resources Inc. announced the release of the company’s unaudited second quarter 2011 financial results.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See news release dated August 10, 2011.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Guy Davis, Corporate Counsel and Assistant Corporate Secretary 604.689.3846

Item 9	Date of Report

Dated at Vancouver, BC, this 10th day of August, 2011